
06016783

Ladbrokes PLC


SEC MAIL
RECEIVED
PROCESSING
SEP 12 2006
WASH, D.C.
213
SECTION

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION PURSUANT TO PART VI OF THE ACT, FROM MFS INVESTMENT MANAGEMENT ("MFS") THAT THE INTERESTS ON 4 AUGUST 2006 OF MFS AND ITS AFFILIATES, LISTED BELOW, HAVE INCREASED TO 37,883,911 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 6.05% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

MFS HAS ADVISED THAT THE AGGREGATED SHARE HOLDING OF EACH ENTITY IS AS FOLLOWS:-

SUPPL

	SHARES
MFS INVESTMENT MANAGEMENT (MFS)	21,362,588
MFS INSTITUTIONAL ADVISORS, INC. (MFSI)	12,339,585
MFS INTERNATIONAL LTD. (MIL)	637,028
MFS INVESTMENT MANAGEMENT K.K. (MIM K.K.)	2,415,020
MFS INVESTMENT MANAGEMENT (LUX) S.A. (MIM LUX)	1,129,690
TOTAL	37,883,911

dw 9/13

mfs15august

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF THE DIRECTORS AND PDMRS UNDER THE LADBROKES PLC 1978 SHARE OPTION SCHEME ("THE 1978 SCHEME") AND THE LADBROKES PLC INTERNATIONAL SHARE OPTION SCHEME ("THE INTERNATIONAL SCHEME"):

	OPTIONS GRANTED UNDER THE 1978 SCHEME NO OF SHARES	OPTIONS GRANTED UNDER THE INTERNATIONAL SCHEME NO OF SHARES
J P O'REILLY	-	52,369
B S TAKER	7,855	123,069

THE OPTIONS WERE GRANTED ON 1 SEPTEMBER 2006 AT 381.90P PER SHARE AND ARE NORMALLY EXERCISABLE BETWEEN 3 AND 10 YEARS FROM GRANT.

FOLLOWING THESE TRANSACTIONS:

- MR O'REILLY HOLDS OPTIONS TO PURCHASE 339,280 SHARES UNDER LADBROKES PLC'S EXECUTIVE SHARE OPTION SCHEMES;
- MR TAKER HOLDS OPTIONS TO PURCHASE 130,924 SHARES UNDER LADBROKES PLC'S EXECUTIVE SHARE OPTION SCHEMES.